August 23, 2010

Patsy Mengiste
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549
ATTN: Document Control – EDGAR

Re:	RiverSource Series Trust	Post-Effective Amendment No. 12
	Columbia Marsico Flexible Capital Fund	File No. 333-131683/811-21852
	(the “Fund”)	Accession No. 0000950123-10-064662
Dear Ms. Mengiste:
This letter responds to your comments received by telephone on August 11, 2010 with respect to the Fund’s registration statement on Form N-1A filed pursuant to Rule 485(a) of the Securities Act of 1933, as amended, on July 9, 2010 (the “Filing”).
Summary of the Fund
Comment 1: Please provide the Fund’s “Fees and Expenses” information.
Response: The “Fees and Expenses” of the Fund as will be stated in the prospectus are outlined in Attachment A.
Comment 2. Please explain how investing in fixed-income securities will accomplish the Fund’s long-term growth objective.
Response: The Fund employs a broad investment strategy that seeks to leverage Marsico’s internal research to invest across an identified company’s capital structure. As disclosed in the “Principal Investment Strategies of the Fund” section of the Prospectus, “in evaluating investment opportunities, the portfolio manager may consider whether a particular security or other investment potentially offers current income, and in selecting fixed income and variable income securities, the portfolio manager will also focus on the potential for growth of capital.” It is the opinion of Marsico that the flexibility to invest in fixed income instruments is consistent with the Fund’s overall goals and that fixed income instruments may provide opportunities to generate both investment income as well as potential capital gains. That said, there is no income target that the Fund is trying to achieve and the Fund is not required to hold any percentage of its assets in fixed income securities.
Comment 3: Please move the second paragraph under Principal Investment Strategies of the Fund to Item 9.
Response: The paragraph will be moved.
Comment 4: In the third paragraph under Principal Investment Strategies of the Fund, make it clear that the “top-down” and “bottom-up” discussion relates to the equity component.

Response: Marsico’s investment approach applies to all investments in which they invest – i.e., fixed income, equities. The Registrant will revise this disclosure by replacing the word “stock” with the word “securities” in the “Principal Investment Strategies of the Fund” of both the Summary and the Prospectus.
Comment 5: In the third paragraph under Principal Investment Strategies of the Fund, you state that the portfolio manager looks for individual companies or securities that are expected to offer earnings growth potential. You also state the portfolio manager may consider whether a particular security or other investment potentially offers current income. Be consistent.
Response: The portfolio manager will seek companies that are expected to offer earnings growth potential, but may ALSO consider whether a particular security or other investment potentially offers current income. We believe the statements can co-exist and, therefore are not inconsistent.
Comment 6: Please move the fifth paragraph under Principal Investment Strategies of the Fund to Item 9.
Response: The paragraph will be moved.
Comment 7: In the sixth paragraph under Principal Investment Strategies of the Fund, please conform the derivatives disclosure to reflect the Securities and Exchange Commission’s (SEC) guidance in its recent letter to the Investment Company Institute.
Response: The requested revision will be made.
Comment 8: Make a clear statement of how you intend to use a flexible derivatives strategy.
Response: Consistent with our response to question 7, we will revise the derivatives disclosure consistent with SEC guidance.
Comment 9: Under the Principal Risks of Investing in the Fund, please align the Derivatives Risks disclosure to the disclosure regarding derivatives use and exposure under the Principal Investment Strategies of the Fund in accordance to recent SEC guidance.
Response: The requested revision will be made.
More Information about the Fund
Comment 10: Under the Principal Investment Strategies of the Fund, the sixth, seventh and eighth paragraphs appear very generic. Please:
(a)	be more specific as to what is the “bottom-up” stock selection process

(b)	revise as the paragraph reads like a run-on sentence

(c)	explain what is the trigger for reducing or selling a security
Response: With respect to (a) above, the fifth paragraph focuses on those characteristics of a company that the portfolio manager may invest in; each of the characteristics is part of the portfolio manager’s bottom-up review process of the company.
With respect to (b) above, the paragraph will be revised as follows:

     The Fund’s holdings may include, without limitation:
•	securities or other investments of established companies, less mature companies, companies that, in the portfolio manager’s view, may be experiencing a significant positive transformation or a favorable catalyst impacting their potential growth; and

•	securities or other investments that may be underappreciated by other investors, or that are believed to be trading at compelling valuations in light of their potential growth.
With respect to (c) above, the Fund’s prospectus, as filed, states what the triggers are for trimming or selling a position, which are as follows:
The Fund’s portfolio manager may reduce or sell the Fund’s investments in securities or other investments if, in his opinion, the issuer’s fundamentals have deteriorated or will deteriorate, price appreciation of the security or investment leads to substantial overvaluation in relation to the portfolio manager’s estimates of future earnings and cash flow growth, or for other reasons, including that ongoing evaluation reveals that there are more attractive investment opportunities available.
In connection with the Filing, the Registrant hereby acknowledges the following:
The disclosure in the Filing is the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosure in the Filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the Filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.
If you have any questions, please contact either me at (212) 850-1703 or Katina A. Walker at (612) 671-6990.
Sincerely,

/s/ Joseph L. D’Alessandro Joseph L. D’Alessandro
Vice President and Group Counsel

Ameriprise Financial, Inc.

Attachment A
FEES AND EXPENSES OF THE FUND
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts on Class A shares of the Fund if you and members of your immediate family that share a mailing address invest, or agree to invest in the future, at least $50,000 in any of the Columbia, Columbia Acorn and RiverSource funds, including Seligman and Threadneedle branded funds (Fund Family). More information about these and other discounts is available from your financial intermediary and under “Reductions/Waivers of Sales Charges” on page ___ of this prospectus and under “Front End Sales Charge Reductions” on page ___ in the Fund’s Statement of Additional Information (SAI).
Shareholder Fees (fees paid directly from your investment)

			Class I, R and
	Class A	Class C	Z
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.75%	None	None
Maximum deferred sales charge (load) imposed on redemptions (as a percentage of offering price at the time of purchase, or current net asset value, whichever is less)	1%	1%	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Class I	Class R	Class Z
Management fees	0.89%	0.89%	0.89%	0.89%	0.89%
Distribution and/or service (12b-1) fees	0.25%	1.00%	0.00%	0.50%	0.00%
Other expenses(a)	0.55%	0.55%	0.42%	0.55%	0.55%
Total annual fund operating expenses	1.69%	2.44%	1.31%	1.94%	1.44%
Less: Fee waiver/expense reimbursement(b)	(0.09%)	(0.09%)	(0.06%)	(0.09)%	(0.09%)
Total annual fund operating expenses after fee waiver/expense reimbursement (b)	1.60%	2.35%	1.25%	1.85%	1.35%

(a)	Other expenses are based on estimated amounts for the current fiscal year.

(b)	The investment manager and its affiliates have contractually agreed to waive certain fees and to reimburse certain expenses (other than acquired fund fees and expenses, if any) until Oct. 31, 2011, unless sooner terminated at the sole discretion of the Fund’s Board. Any amounts waived will not be reimbursed by the Fund. Under this agreement, net fund expenses (excluding acquired fund fees and expenses, if any), will not exceed 1.60% for Class A, 2.35% for Class C, 1.25% for Class I, 1.85% for Class R and 1.35% for Class Z.
Example
The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem your shares at the end of those periods (unless otherwise noted). The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example includes contractual commitments to waive fees and reimburse expenses expiring as indicated in the preceding table. Although your actual costs may be higher or lower, based on these assumptions your costs (based on estimated Fund expenses) would be:

	1 year	3 years
Class A (whether or not shares are redeemed)	$728	$1,069
Class C (if shares are redeemed)	$338	$752
Class C (if shares are not redeemed)	$238	$752
Class I (whether or not shares are redeemed)	$127	$410
Class R (whether or not shares are redeemed)	$188	$601
Class Z (whether or not shares are redeemed)	$137	$447